

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

<u>Via E-mail</u>
Henry T. Cochran, Chief Executive Officer
Sinohub, Inc.
6/F, Building 51, Road 5, Qiongyu Road
Nanshan District, Shenzhen 518057
People's Republic of China

Re: Sinohub, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 8-K dated September 6, 2012
Filed September 12, 2012
File No. 001-34430

Dear Mr. Cochran:

We issued comments on the above captioned filing(s) on September 14, 2012**.** On November 29, 2012**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Dennis Hult, Accounting Examiner, at 202 551-3618 or Kevin L. Vaughn, Accounting Branch Chief, at 202 551-3643 if you have any questions.

Sincerely,

/s/ Kevin L. Vaughn for

Amanda Ravitz
Assistant Director